Filed by Omnicom Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Omnicom Group Inc.; Publicis Groupe S.A.
Filer’s SEC File No.: 001-10551
Date: October 21, 2013

Press Release 10/21/13

OMNICOM AND PUBLICIS HOLD JOINT MANAGEMENT MEETING

Maurice Lévy, Chairman and CEO of Publicis Groupe, added, “I have been impressed by the positive energy and spirit that came out of this meeting. All participants were highly motivated by the prospect of the merger and worked enthusiastically and collaboratively toward planning for the success of the future group. Each presentation demonstrated the incredible talent, strength, quality of work, and expertise of each operation from all perspectives and particularly in their capacity of delivering innovation and creativity to clients. All participants who have been part of these intense four days of work can only be more confident of what lies ahead for the future of Publicis Omnicom Group."

New York and Paris, October 21, 2013 – Omnicom Group Inc. (NYSE: OMC) and Publicis Groupe SA (Euronext Paris: FR0000130577) hosted their first joint Management Meeting in advance of the companies’ intended merger, which is expected to be completed in the first quarter of 2014.

In preparation for joining together, the companies also announced the creation of an integration planning committee that is working to define the work processes, as well as the mission for the combined company. Co-chaired by Wren and Lévy, the integration planning committee will also be tasked with identifying future enterprise-wide opportunities, synergies, centers of excellence, and specific integration teams to ensure an efficient and value-add future organization on “Day One.”

Held in Miami from October 17-21, the meeting's purpose was to give Publicis Groupe and Omnicom executives the opportunity to get to know each other better both socially and professionally, and to begin to learn more about their respective networks and agencies. Seventy-four network agency heads, chief creative officers and other senior executives from Omnicom and Publicis Groupe attended the meeting.

The spirit of the meeting was all about bonding and future collaboration.

Over the four-day period, representatives from each organization attended large group plenary sessions, which featured presentations by networks and brands. The meeting also included smaller, break-out sessions to discuss common general objectives, as well as shared values and mission for the new company.

John Wren, President and CEO, Omnicom said, “For many years, Omnicom and Publicis have admired and respected each other. As a result of this meeting, our firms now have a much better feel for our respective organizations -- the people, the capabilities, the aspirations. While there are many steps still to be taken in order for our merger to close, we are pleased that this meeting accomplished its goal of beginning to plan future collaborations as potential colleagues and partners.”

Maurice Lévy, Chairman and CEO of Publicis Groupe, added, “I have been impressed by the positive energy and spirit that came out of this meeting. All participants were highly motivated by the prospect of the merger and worked enthusiastically and collaboratively toward planning for the success of the future group. Each presentation demonstrated the incredible talent, strength, quality of work, and expertise of each operation from all perspectives and particularly in their capacity of delivering innovation and creativity to clients. All participants who have been part of these intense four days of work can only be more confident of what lies ahead for the future of Publicis Omnicom Group."

About Publicis Groupe

Publicis Groupe [Euronext Paris FR0000130577, CAC 40] is one of the world’s leading communications groups. We offer the full range of services and skills: digital (DigitasLBi, Razorfish, Rosetta, VivaKi), creative services (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), public affairs, corporate communications and events (MSLGROUP), media strategy, planning and buying (Starcom MediaVest Group and ZenithOptimedia) and healthcare communications, with Publicis Healthcare Communications Group (PHCG). Present in 108 countries, the Groupe employs 60,000 professionals.

www.publicisgroupe.com | Twitter:@PublicisGroupe | Facebook: www.facebook.com/publicisgroupe|Linkedin : Publicis Groupe |

http://www.youtube.com/user/PublicisGroupe | Viva la Difference !

About Omnicom

Omnicom Group Inc. (NYSE: OMC) is a leading global marketing and corporate communications company. Omnicom’s branded networks and numerous specialty firms provide advertising, strategic media planning and buying, digital and interactive marketing, direct and promotional marketing, public relations and other specialty communications services to over 5,000 clients in more than 100 countries.

www.Omnicom.com

Contacts Publicis Groupe Peggy Nahmany Martine Hue Stéphanie Constand-Atellian Omnicom Joanne Trout	Communication corporate Investor Relations Investor Relations	+ 33 (0)1 44 43 72 83 + 33 (0)1 44 43 65 00 + 33 (0)1 44 43 74 44 +(1) 212-415-3669

Forward-looking statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis Groupe, Publicis Omnicom Group, the proposed transactions and other matters.  These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis Groupe as well as assumptions made by, and information currently available to, such management.  Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions.  These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control.  Therefore, you should not place undue reliance on such statements.  Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.  The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis Groupe’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”).  Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations.  Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”).  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS GROUPE, Publicis Omnicom Group, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov.  In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, +1 (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis Groupe or Publicis Omnicom Group).

Important Additional Information Will be Made Available in an AFM Approved Prospectus

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS GROUPE, OMNICOM, Publicis Omnicom Group, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis Groupe’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Important Additional Information for Publicis Groupe Shareholders

Publicis Groupe will prepare a report to be made available in connection with the Publicis Groupe meeting of shareholders called to approve the proposed transactions (the “Report”).  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS GROUPE, OMNICOM, Publicis Omnicom Group, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and shareholders will be able to obtain free copies of the Report from Publicis Groupe on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

No EEA Prospectus until Admission Prospectus

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

Participants in the Solicitation

Omnicom, Publicis Groupe and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus.  Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.